Filing under Rule 425 under
                                                      the Securities Act of 1933
                                   and deemed filed under Rules 14d-2 and 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                 24 OCTOBER 2002

                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
         PRE-CONDITIONAL CARNIVAL DLC PROPOSAL WITH PARTIAL SHARE OFFER

MICKY ARISON, THE CHAIRMAN AND CHIEF EXECUTIVE OF CARNIVAL, SAID:

"As a result of very constructive meetings with P&O Princess, we are thrilled to be in a position to offer a DLC structure to P&O Princess shareholders. Our DLC not only provides P&O Princess shareholders with the superior economic terms of our increased offer, but also enables them to retain their UK listed shares and to participate in the only dual listed company that will be included in both the FTSE 100 and the S&P 500. We value the DLC structure and the benefits it will provide both the shareholders of Carnival and P&O Princess. We are satisfied that we have developed a DLC structure which is effective from tax and legal points of view.

We intend to invite representatives of P&O Princess to join the Carnival board and believe there will be significant benefits in sharing the best practices of the two management teams across our combined enterprise. P&O Princess and Carnival shareholders can both participate in the future of a combined business, which will be one of the most exciting and dynamic in the leisure industry. We believe our DLC proposal provides a superior economic alternative for P&O Princess shareholders to the Royal Caribbean proposal. We therefore expect the P&O Princess board to withdraw its recommendation for the Royal Caribbean proposal and, in due course, recommend Carnival's DLC."


SUMMARY

     o Following negotiations with P&O Princess, the Carnival Board announces a pre-conditional proposal to enter into a DLC structure with P&O Princess. The combination of Carnival and P&O Princess will create a leading global vacation and leisure group.

     o Under the Carnival DLC Proposal, the Equalisation Ratio will be one Carnival Share for every 3.3289 P&O Princess Shares, which is equivalent to 0.3004 Carnival Shares for each P&O Princess Share, the same economic terms as those of Carnival's Increased Offer announced on 7 February 2002. The "look through" value of the Carnival DLC is 504 pence per P&O Princess Share and values the entire existing issued share capital of P&O Princess at approximately (pound)3.5 billion. Carnival Shareholders will hold approximately 74 per cent. and P&O Princess Shareholders will hold approximately 26 per cent. of the equity of the Carnival DLC.

     o The Carnival DLC Proposal includes the Partial Share Offer. The Partial Share Offer will enable P&O Princess Shareholders to exchange P&O Princess Shares for New Carnival Shares on the basis of 0.3004 New Carnival Shares for each P&O Princess Share up to, in aggregate, a maximum of 20 per cent. of P&O Princess' issued share capital.

     o Under the Carnival DLC, the boards of Carnival and P&O Princess will be identical and the Carnival DLC will be managed by a unified executive management team. Representatives of P&O Princess will be invited to join the Carnival Board. The DLC Documents between the two companies will align their economic interests and enable them to operate as a single economic enterprise.

     o The existing primary listings of Carnival on the NYSE and P&O Princess on the London Stock Exchange will be maintained and the existing full index participations of Carnival in the S&P 500 and of P&O Princess in the FTSE 100 are expected to be retained.

     o The Carnival DLC Proposal is subject to certain Pre-conditions set out below and to the Conditions set out in Appendix I. If the Pre-conditions are satisfied or waived, Carnival's Increased Offer will not be made except in circumstances described in paragraph 8 of the full text of this announcement.

     o Carnival expects that the earliest date on which P&O Princess would recommend the Carnival DLC is in early January 2003, and that completion would then occur during the first quarter of 2003.

CARNIVAL DLC PROPOSAL

     o The Carnival Board announces the terms of a pre-conditional proposal to enter into a DLC structure with P&O Princess. The Carnival DLC Proposal includes Carnival entering into the Implementation Agreement, the form of which has been negotiated with P&O Princess, under which, and subject to certain Conditions summarised in this announcement, the companies will agree to enter into agreements and modify their constitutional documents (the form of which have been negotiated with P&O Princess) in order to implement the Carnival DLC. Carnival is satisfied that the Carnival DLC is effective from tax and legal points of view.

     o Under the Carnival DLC, the Equalisation Ratio will be one Carnival Share for every 3.3289 P&O Princess Shares, which is equivalent to
         0.3004 Carnival Shares for each P&O Princess Share, the same economic terms as those of Carnival's Increased Offer announced on 7 February 2002. On implementation of the Carnival DLC Proposal it is intended that the P&O Princess Shares will be reorganised such that one P&O Princess Share will be equivalent to one Carnival Share. Carnival Shareholders will hold approximately 74 per cent. and P&O Princess Shareholders will hold approximately 26 per cent. of the equity of the Carnival DLC.

     o The Carnival DLC Proposal includes the Partial Share Offer for up to 20 per cent. of the P&O Princess Shares. If the aggregate amount of elections under the Partial Share Offer exceeds 20 per cent. of P&O Princess' issued share capital when the Partial Share Offer is made, they will be scaled down.

     o If the Partial Share Offer is taken up in full, approximately 79 per cent. of the equity of the Carnival DLC will be held by Carnival Shareholders (including approximately 5 per cent. held by those P&O Princess Shareholders who have elected for the Partial Share Offer) and approximately 21 per cent. by P&O Princess Shareholders who have retained their P&O Princess Shares. The Equalisation Ratio will not be affected by the level of the take-up of the Partial Share Offer.

     o The "look through" value per P&O Princess Share under the Carnival DLC, based on the closing price of $26.00 per Carnival Share on 23 October 2002, is 504 pence. This represents:

         o a premium of 59.1 per cent. to the closing middle-market price of 317 pence per P&O Princess Share on 19 November 2001, the last business day prior to the announcement of the Royal Caribbean Proposal; and

         o a premium of 10.8 per cent. to the closing middle-market price of 455 pence per P&O Princess Share on 23 October 2002, the last business day prior to the date of this announcement.

     o Following completion of the Carnival DLC, it is intended that the regular dividend payments received by P&O Princess Shareholders will be consistent with Carnival's regular quarterly dividend. Had the Carnival DLC been in place for the last four quarters, the dividends received by P&O Princess Shareholders would have been approximately 5 per cent. higher.

     o Under the Carnival DLC, the boards of Carnival and P&O Princess will be identical, and the Carnival DLC will be managed by a unified executive management team. Representatives of P&O Princess will be invited to join the Carnival Board. The DLC Documents between the two companies will align their economic interests, allow them to pursue common interests and enable them to operate as a single economic enterprise.

     o Although they will be operated as a single economic enterprise, P&O Princess and Carnival will retain separate corporate identities and will maintain separate stock exchange listings. Carnival will continue to have a primary listing on the NYSE. P&O Princess will continue to have a primary listing on the London Stock Exchange and is expected to remain eligible for full participation in the FTSE series of indices, including the FTSE 100. Carnival is expected to retain its existing index participations, including its participation in the S&P 500.

PRE-CONDITIONS AND CONDITIONS TO THE CARNIVAL DLC PROPOSAL

The signing of the Implementation Agreement by Carnival relating to the Carnival DLC and the making of the Partial Share Offer are subject to the following Pre-conditions, which Carnival may waive at its discretion:

o P&O Princess withdrawing its recommendation of the Royal Caribbean Proposal within 48 hours of this announcement and not subsequently reinstating such recommendation;

o P&O Princess Shareholders not passing the resolutions to approve the Royal Caribbean Proposal or the Royal Caribbean Proposal being otherwise abandoned;

o P&O Princess having given a termination notice under Section 9.01 (c) of the Joint Venture Agreement or the Joint Venture Agreement having been terminated, at no cost (excluding the existing termination amount set out in the Implementation Agreement between P&O Princess and Royal Caribbean, dated as of 19 November 2001) under Section 9.01 (a); and

o P&O Princess signing the Implementation Agreement with Carnival and recommending the Carnival DLC by no later than 10 January 2003.

In addition, the Panel has ruled that Carnival may not withdraw its Increased Offer unless holders of not less than 10 per cent. of P&O Princess Shares confidentially, and in terms acceptable to the Panel, confirm to the Panel that they would not intend to accept the Increased Offer if Carnival has confirmed to the Panel that such an offer would be made with a non-waivable 90 per cent. acceptance condition and a non-extendable first closing date and in circumstances where: (i) it would not be recommended by the P&O Princess Board; and (ii) if it were to lapse, Carnival would be obliged to proceed with the Carnival DLC Proposal. On the basis that such P&O Princess Shareholder confirmations are received, the Panel has accepted that if the Increased Offer were made in such circumstances, it could not become unconditional because the acceptance condition would not be satisfied and has therefore ruled that the Increased Offer may be withdrawn subject to reinstatement as set out in paragraph 8 of the full text of this announcement.

If the confirmations referred to above are not received by the Panel prior to 10 January 2003, the Carnival DLC Proposal will be withdrawn and Carnival will be obliged to proceed with its Increased Offer. The Carnival DLC Proposal may be withdrawn, and the Increased Offer may be reinstated, before, on or after 10 January 2003, in the circumstances set out in paragraph 8 below. Any reinstatement of the Increased Offer will allow Carnival the normal flexibility to reduce the 90 per cent. acceptance condition and to extend it beyond the first closing date.

The Carnival DLC Proposal will be subject to the Conditions set out in Appendix
I.

BENEFITS OF THE PROPOSED COMBINATION OF CARNIVAL AND P&O PRINCESS

o A combination of Carnival and P&O Princess will create a leading global vacation and leisure company with a wide portfolio of complementary brands, both by geography and product offering, and will include some of the best known and respected cruise brands globally. The combination will allow the Carnival DLC to offer a wider range of vacation choices for its customers and will enhance its ability to attract customers from land-based vacations to cruise vacations.

o Under the Carnival DLC the economic interests and incentives of Carnival and P&O Princess will be aligned under a unified executive management team and identical boards. Carnival believes that there will be significant benefits in sharing the best practices of the management teams across the combined enterprise.

o Carnival expects that the Carnival DLC will generate significant synergies to the benefit of both shareholders and customers. These savings are expected to come from the sharing of best practices to achieve efficiencies from, INTER ALIA, purchasing, marketing and also from rationalising support operations in locations served by both companies. Carnival and P&O Princess have not yet discussed synergies in detail and, accordingly, Carnival has not revised its previously announced cost saving estimate of at least $100 million on an annualised basis, in the first full financial year following completion of the transaction. Carnival has conducted an update of its analysis to reconfirm this estimate, further details of which are set out in Appendix III.

o The Carnival DLC will benefit from the financial flexibility of a strong operating cash flow and modest leverage, resulting in a strong balance sheet and investment grade credit rating.

APPROVALS REQUIRED BY REGULATORY AUTHORITIES

o Carnival, P&O Princess and their respective advisers have had detailed discussions with the Panel regarding the Carnival DLC Proposal. The Panel has consented to the making of this announcement. The Panel has confirmed that, on the basis of information currently available to it, following establishment of the proposed Carnival DLC, neither P&O Princess nor Carnival will be a company to which the Takeover Code applies. Certain of the protections which would apply to shareholders under the Takeover Code will be reflected in provisions in the DLC Documents.

o Carnival and its advisers have had detailed discussions with the UKLA regarding the Carnival DLC Proposal. Carnival understands that P&O Princess has also had similar discussions with the UKLA. Based on these discussions, Carnival believes, that subject to normal document review, the UKLA will approve the issue by P&O Princess of the circular to P&O Princess Shareholders convening the P&O Princess EGM.

o Carnival has received clearance from the EC and the FTC for the combination of its business with that of P&O Princess, pursuant to the Increased Offer. Carnival has been advised that the FTC clearance is also applicable to a combination accomplished pursuant to the Carnival DLC Proposal and, therefore, that Carnival is not required to undergo any further regulatory process in the US in relation to the Carnival DLC Proposal. Carnival may be required to submit to the EC a further filing for clearance of the combination pursuant to the Carnival DLC Proposal. Carnival has been advised that there is no reason why the EC's appraisal of the Carnival DLC Proposal would in any way differ from its appraisal of the Increased Offer. Accordingly, Carnival expects to receive a clearance decision from the EC during the first quarter of 2003.

SHAREHOLDER APPROVAL PROCESS AND TIMETABLE

o Carnival expects that the earliest date on which P&O Princess would recommend the Carnival DLC is in early January 2003, and that completion would then occur during the first quarter of 2003.

o The implementation of the Carnival DLC requires the approval of the shareholders of Carnival and of P&O Princess. Carnival expects that once the Pre-conditions have been satisfied or waived, appropriate documentation will be sent to both P&O Princess Shareholders and Carnival Shareholders, which will include further information on the proposed combination and which will seek their approval for the combination. The documents will also include a form enabling P&O Princess Shareholders to elect for Carnival Shares under the Partial Share Offer.

o Micky Arison and certain entities related to the Arison family have entered into undertakings under which they will be required to cause shares representing approximately 45 per cent. of the voting rights in Carnival to vote in favour of the resolutions to implement the Carnival DLC at the requisite

         Carnival shareholder meeting. Such undertakings are irrevocable except in circumstances where the Carnival DLC Proposal is withdrawn or lapses.

EXISTING INCREASED OFFER

o Carnival has received consent from the Panel that it will no longer be obliged to, and will not, post its Increased Offer to P&O Princess Shareholders if the Pre-conditions to the Carnival DLC Proposal are satisfied or waived by 10 January 2003, except in specific circumstances that have been agreed with the Panel and which are set out in paragraph 8 of the full text of this announcement. Carnival will, however, be obliged to proceed with its Increased Offer if the Pre-conditions to the Carnival DLC Proposal are neither satisfied nor waived by 10 January 2003 or if the confirmations referred to above have not been received by the Panel prior to, 10 January 2003.

This summary should be read in conjunction with the full text of this announcement.


ENQUIRIES:

CARNIVAL                                Telephone: +44 20 7831 3113
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
Mark Brooker
Stuart Faulkner
Rachel Monk

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez
Philip Ellick

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Increased Offer and Carnival DLC Proposal and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Increased Offer and Carnival DLC Proposal.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the City Code to disclose to a Regulated Information Service ("RIS") and the Panel of every dealing in such securities during the period from 16 December 2001, the date of the announcement of the original Offer, until the date of the P&O Princess EGM or, if the Increased Offer is made, until the first closing date of the Increased Offer (or, if later, the date on which the Increased Offer becomes, or is declared, unconditional as to acceptances or lapses). Dealings by Carnival or P&O Princess or by their respective "associates" (within the definitions set out in the City Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial advisor immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be registered with a RIS (e.g. the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057)) and to the Panel (fax number: +44 20 7256 9386).

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival Corporation has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume,", "believe," "expect," "forecast," "future," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, pricing, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, adverse media publicity and the availability of air service; shifts in consumer booking patterns; increases in vacation industry capacity, including cruise capacity; continued availability of attractive port destinations; changes in tax laws and regulations; changes and disruptions in equity, financial and insurance markets; Carnival's financial and contractual counterparties' ability to perform; Carnival's ability to implement its brand strategy; Carnival's ability to implement its shipbuilding program and to continue to expand its business worldwide; Carnival's ability to attract and retain shipboard crew; changes in foreign currency and interest rates and increases in security, food, fuel, and insurance costs; delivery of new ships on schedule and at the contracted prices; weather patterns and natural disasters; unscheduled ship repairs and drydocking; incidents involving cruise ships; impact of pending or threatened litigation; Carnival's ability to implement successfully cost improvement plans; the continuing financial viability and/or consolidation of Carnival's travel agent distribution system; Carnival's ability to integrate successfully business acquisitions and changes in laws and regulations applicable to Carnival.

These risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4, A PROXY STATEMENT ON SCHEDULE 14A AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF ITS CARNIVAL DLC PROPOSAL TO ACQUIRE P&O PRINCESS CRUISES PLC. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE CARNIVAL DLC PROPOSAL. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS AFTER THE FORM S-4 HAS BEEN DECLARED EFFECTIVE BY THE SEC. CARNIVAL PLANS TO MAIL THE PROXY STATEMENT TO ITS SHAREHOLDERS AT OR ABOUT THE SAME TIME. THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE CARNIVAL DLC PROPOSAL AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE CARNIVAL DLC PROPOSAL CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE CARNIVAL DLC PROPOSAL. THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER AND/OR CARNIVAL DLC PROPOSAL WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER AND/OR CARNIVAL DLC PROPOSAL WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428.

IN ADDITION TO THE FORM S-4, The prospectus, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE CARNIVAL DLC PROPOSAL, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

THE IDENTITIES OF THE PARTICIPANTS IN THE SOLICITATION OF CARNIVAL SHAREHOLDERS FOR PURPOSES OF RULE 14a-12(a)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THEIR INTERESTS IN THE OFFER AND THE TRANSACTIONS RELATED TO IT ARE SET FORTH IN APPENDIX VI TO THE FULL TEXT OF THIS ANNOUNCEMENT.

             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                 24 OCTOBER 2002

                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
         PRE-CONDITIONAL CARNIVAL DLC PROPOSAL WITH PARTIAL SHARE OFFER

1.       INTRODUCTION

Following negotiations with P&O Princess, the Carnival Board announces the terms of a pre-conditional proposal to enter into a DLC structure with P&O Princess. The proposal includes Carnival entering into an Implementation Agreement, the form of which has been negotiated with P&O Princess, under which, and subject to certain Pre-conditions and Conditions described in this announcement, the companies will enter into agreements and modify their constitutional documents (the form of which has also been negotiated with P&O Princess) in order to implement the Carnival DLC Proposal. In addition, the Carnival DLC Proposal includes an option for P&O Princess Shareholders to exchange a proportion of their P&O Princess Shares for New Carnival Shares if the dual listed combination is completed. Carnival is satisfied that the Carnival DLC is effective from tax and legal points of view.

2.       CARNIVAL DLC PROPOSAL

The Equalisation Ratio in the Carnival DLC will initially be one Carnival Share for every 3.3289 P&O Princess Shares, which is equivalent to 0.3004 Carnival Shares for each P&O Princess Share, the same economic terms as those of Carnival's Increased Offer announced on 7 February 2002. On implementation of the Carnival DLC, it is intended that the P&O Princess Shares will be reorganised such that one P&O Princess Share will be equivalent to one Carnival Share. Carnival Shareholders will hold approximately 74 per cent. of the equity of the Carnival DLC, and P&O Princess Shareholders will hold approximately 26 per cent. The Conditions of the Carnival DLC are set out in Part A of Appendix I.

The Carnival DLC Proposal includes the Partial Share Offer for up to 20 per cent. of the P&O Princess Shares. The Partial Share Offer enables P&O Princess Shareholders to elect to exchange P&O Princess Shares for New Carnival Shares on the basis of 0.3004 New Carnival Shares for each P&O Princess Share. P&O Princess Shareholders can elect to accept the Partial Share Offer in respect of all or a portion of their P&O Princess shareholdings. If the aggregate amount of elections under the Partial Share Offer exceeds 20 per cent. of P&O Princess' issued share capital when the Partial Share Offer is made, acceptances will be scaled down.

If the Partial Share Offer is taken up in full, approximately 79 per cent. of the equity of the Carnival DLC will be held by Carnival Shareholders (including approximately 5 per cent. held by those P&O Princess Shareholders who have elected for the Partial Share Offer) and approximately 21 per cent. by P&O Princess Shareholders who have retained their P&O Princess Shares. The Equalisation Ratio will not be affected by the level of the take-up of the Partial Share Offer.

The Partial Share Offer will be open for acceptance for at least 20 business days. The Partial Share Offer is conditional on, and will close on, implementation of the Carnival DLC, which is expected to be shortly after the P&O Princess EGM. The Carnival DLC and the Partial Share Offer are inter-conditional.

P&O Princess Shares acquired under the Partial Share Offer will be acquired free from all liens, charges and encumbrances and with all rights attached thereto. P&O Princess Shareholders will be entitled to retain all dividends paid or payable on such P&O Princess Shares in respect of the period from the date of this announcement until the date the Partial Share Offer becomes wholly unconditional.

The New Carnival Shares will be issued credited as fully paid and will rank pari passu in all respects with the existing Carnival Shares. Fractions of New Carnival Shares will not be issued.

Further information on the Partial Share Offer is set out in paragraph 9 below. The Conditions of the Partial Share Offer are set out in Part B of Appendix I.

The "look through" value per P&O Princess Share under the Carnival DLC, based on the closing price of $26.00 per Carnival Share on 23 October 2002, is 504 pence. This represents:

     o a premium of 59.1 per cent. to the closing middle-market price of 317 pence per P&O Princess Share on 19 November 2001, the last business day prior to the announcement of the Royal Caribbean Proposal; and

     o a premium of 10.8 per cent. to the closing middle-market price of 455 pence per P&O Princess Share on 23 October 2002, the last business day prior to the date of this announcement.

The signing of the Implementation Agreement by Carnival relating to the Carnival DLC and the making of the Partial Share Offer are subject to the following Pre-conditions, which Carnival may waive at its discretion:

     o P&O Princess withdrawing its recommendation of the Royal Caribbean Proposal within 48 hours of this announcement and not subsequently reinstating such recommendation;

     o P&O Princess Shareholders not passing the resolutions to approve the Royal Caribbean Proposal or the Royal Caribbean Proposal being otherwise abandoned;

     o P&O Princess having given a termination notice under Section 9.01 (c) of the Joint Venture Agreement or the Joint Venture Agreement having been terminated, at no cost (excluding the existing termination amount set out in the Implementation Agreement between P&O Princess and Royal Caribbean, dated as of 19 November 2001) under Section 9.01 (a); and

     o P&O Princess signing the Implementation Agreement with Carnival and recommending the Carnival DLC by no later than 10 January 2003.

In addition, the Panel has ruled that Carnival may not withdraw its Increased Offer unless holders of not less than 10 per cent. of P&O Princess Shares confidentially, and in terms acceptable to the Panel, confirm to the Panel, that they would not intend to accept the Increased Offer if Carnival has confirmed to the Panel that such an offer would be made with a non-waivable 90 per cent. acceptance condition and a non-extendable first closing date and in circumstances where: (i) it would not be recommended by the P&O Princess Board; and (ii) if it were to lapse, Carnival would be obliged to proceed with the Carnival DLC Proposal. On the basis that such P&O Princess Shareholder confirmations are received, the Panel has accepted that if the Increased Offer were made in such circumstances, it could not become unconditional because the acceptance condition would not be satisfied and has therefore ruled that the Increased Offer may be withdrawn subject to reinstatement as set out in paragraph 8 below.

If the confirmations referred to above are not received by the Panel prior to 10 January 2003, the Carnival DLC Proposal will be withdrawn and Carnival will be obliged to proceed with its Increased Offer. The Carnival DLC Proposal may be withdrawn, and the Increased Offer may be reinstated, before, on or after 10 January 2003, in the circumstances set out in paragraph 8 below. Any reinstatement of the Increased Offer will allow Carnival the normal flexibility to reduce the 90 per cent. acceptance condition and to extend it beyond the first closing date.

The Carnival DLC Proposal will be subject to the Conditions set out in Appendix
I.

3.       KEY FEATURES OF THE PROPOSED CARNIVAL DLC

3.1      SEPARATE ENTITIES AND LISTINGS

The companies' economic interests and incentives will be aligned and they will pursue common interests with identical boards and a unified executive management team. Through the Carnival DLC, Carnival and P&O Princess will be managed and operated as a single economic enterprise.

Although they will be operated as a single economic enterprise, P&O Princess and Carnival will remain separate corporations and will maintain separate stock exchange listings. Carnival will continue to have a primary listing on the NYSE. P&O Princess will continue to have a primary listing on the London Stock Exchange and is expected to remain eligible for full participation in the FTSE series of indices, including the FTSE 100. Carnival is expected to retain its existing index participations, including its participation in the S&P 500.

3.2      NO TRANSFER OF ASSETS

The implementation of the Carnival DLC Proposal will not involve any transfer of assets between the Carnival Group and the P&O Princess Group. After implementation of the Carnival DLC, management of the Carnival DLC will determine whether assets will be owned by Carnival or P&O Princess as is most efficient and appropriate under the then prevailing circumstances. The Carnival DLC will comprise all of the assets held by P&O Princess and Carnival immediately prior to the implementation of the Carnival DLC.

3.3      RIGHTS OF CARNIVAL SHAREHOLDERS AND P&O PRINCESS SHAREHOLDERS

Carnival Shareholders will continue to hold their shares in Carnival. P&O Princess Shareholders will continue to hold their shares in P&O Princess and/or may acquire shares in Carnival under the Partial Share Offer. P&O Princess Shareholders will continue to receive dividends from P&O Princess, and Carnival Shareholders will continue to receive dividends from Carnival. However, the economic and voting interests of Carnival Shareholders and P&O Princess Shareholders will effectively be in the Carnival DLC as a whole as a result of the arrangements described in this announcement.

3.4      COMMON ECONOMIC INTERESTS

Agreements between Carnival and P&O Princess will align the economic interests of the two companies to ensure that they will be operated as a single economic enterprise under a DLC structure. Carnival Shareholders and P&O Princess Shareholders will have equalised rights to income and capital distributions from the Carnival DLC. The economic interests represented by an individual share in one company relative to the economic interests of an individual share in the other company will be determined by reference to the Equalisation Ratio. The Equalisation Ratio will initially be one Carnival Share for every 3.3289 P&O Princess Shares. However, on implementation of the Carnival DLC, it is intended that there will be a reorganisation of P&O Princess Shares such that the Equalisation Ratio will become one Carnival Share for each P&O Princess Share. This reorganisation is intended to ease the comparison between P&O Princess and Carnival Shares following completion and does not affect the economic terms of the Carnival DLC. Accordingly, one Carnival Share will have rights to income and capital equivalent to that of one P&O Princess Share. There will be consequential adjustments to the P&O Princess ADSs.

If one company has insufficient profits or is otherwise unable to pay a dividend, Carnival and P&O Princess will, as far as practicable, enter into such balancing transactions as are necessary to enable both companies to pay dividends in accordance with the Equalisation Ratio. This may take the form of a payment from one company to the other or a dividend payment on an equalisation share.

Dividends will be equalised according to the Equalisation Ratio (and any balancing transactions between the companies will be determined and made) before deduction of any amounts in respect of the tax required to be deducted or withheld and excluding the amounts of any tax credits or other tax benefits. In recent quarters, Carnival has paid quarterly dividends of 10.5 cents per Carnival Share, which, based on the Equalisation Ratio, equates to approximately
3.15 cents per P&O Princess Share. In recent quarters, P&O Princess has paid quarterly dividends of 3.0 cents per P&O Princess Share. Following completion of the Carnival DLC it is intended that dividends received by P&O Princess Shareholders will be made to be consistent with Carnival's regular quarterly dividend. Accordingly, had the Carnival DLC been in place for the last four quarters, the dividends received by P&O Princess Shareholders would have been approximately 5 per cent. higher.

P&O Princess Shareholders will continue to have the option to elect to receive dividends in US dollars or pounds sterling in according with P&O Princess' existing procedures.

There will be no interruption to the entitlement of quarterly dividends for shareholders of either company as a result of the Carnival DLC Proposal.

3.5      UNIFIED BOARD AND MANAGEMENT

Carnival and P&O Princess will be operated and managed as a single economic enterprise. As Carnival and P&O Princess will remain separate corporate entities, each will continue to have its own board of directors, but the boards and senior executive management of each company will comprise the same people. Micky Arison will be the Chairman and Chief Executive Officer and Howard S. Frank will be the Chief Operating Officer of both companies in the Carnival DLC. The headquarters of the Carnival DLC will be in Miami, with a significant corporate office in the UK. In addition to their duties to the relevant company, in managing the Carnival DLC, the directors will have regard to the interests of both Carnival and P&O Princess.

Resolutions relating to the appointment, removal and re-election of directors after completion will be considered as a joint electorate action and voted upon by the shareholders of each company effectively voting together as a single decision making body. Representatives of P&O Princess will be invited to join the Carnival Board.

Carnival and P&O Princess comply with, and the Carnival DLC will comply with, the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002 and of the rules of the NYSE, which contain corporate governance provisions substantially comparable to those of the Combined Code of the UKLA.

3.6      VOTING ARRANGEMENTS

Under the terms of the DLC Documents, the Carnival articles of incorporation and by-laws and the P&O Princess memorandum and articles of association will be amended to provide for special voting arrangements to be implemented so that in most cases the shareholders of both companies effectively vote together as a single decision-making body on matters requiring the approval of shareholders of either company. The voting interests represented by an individual share in one company relative to the voting interests of an individual share in the other company will be determined by reference to the Equalisation Ratio. Accordingly, after the reorganisation of P&O Princess Shares following the completion of the Carnival DLC, one Carnival Share will have voting rights equivalent to those of one P&O Princess Share. Certain provisions designed to preserve the structure of the Carnival DLC will be subject to the separate approvals of both P&O Princess Shareholders and Carnival Shareholders, further details of which are set out in Appendix II.

These voting arrangements are proposed to be implemented by entrenching them in the constitutional documents of the two companies and through the Equalisation and Governance Agreement and rights attaching to a specially created Special Voting Share to be issued by each company.

Under the Articles of P&O Princess, P&O Princess Shares held by Carnival will have no voting rights at any general meeting of P&O Princess unless the total holding of P&O Princess Shares by Carnival equals or exceeds 90 per cent. of the P&O Princess Shares then in issue.

3.7      CROSS GUARANTEES

Upon completion of the Carnival DLC, P&O Princess and Carnival will each execute a Deed Poll Guarantee for the purpose of guaranteeing contractual monetary amounts owed by the other company which are incurred on or after the implementation of the Carnival DLC. Future creditors of Carnival and P&O Princess entitled to the benefit of the Deed Poll Guarantees will, to the extent possible, be placed in the same position as if the relevant debts were also owed by the other company.

3.8      RESTRICTIONS ON TAKEOVERS

The Panel has confirmed that, on the basis of information currently available to it, following establishment of the proposed Carnival DLC, neither P&O Princess nor Carnival will be a company to which the Takeover Code applies. The Takeover Code provides a number of protections for shareholders, particularly in relation to mandatory offers where a person or group of persons acting in concert acquires in excess of 30 per cent. of the voting rights of a company.

Provisions are intended to be inserted in the constitutional documents of Carnival and P&O Princess which would apply to any person, or group of persons acting in concert, that acquires shares in the Carnival DLC which would trigger a mandatory offer obligation as if the Takeover Code applied to the Carnival DLC on a combined basis. To the extent that the resulting shareholding exceeds one of the limits in Rule 9 of the Takeover Code, such shares would be disenfranchised unless an offer for all shares in the Carnival DLC at a price equivalent to that applicable to the acquisition has been made. A Buy-back will not trigger these provisions. There are certain exceptions to these provisions in the case of the Arison family and certain related entities which together will hold approximately 35 per cent. of the equity of the Carnival DLC. Under the DLC Documents, the Arison family and certain related entities can acquire shares in the Carnival DLC without triggering these provisions provided that, as a result, their aggregate holdings do not increase by more than one per cent. of the voting power of the Carnival DLC in any period of 12 consecutive months, subject to their combined holdings not exceeding 40 per cent. of the voting power of the Carnival DLC. However, these parties may acquire additional shares or voting power without being subject to these restrictions if they comply with the offer requirement described above.

3.9      BUY-BACKS OF CARNIVAL DLC SHARES

Each of Carnival and P&O Princess may purchase shares in the other and P&O Princess may acquire its own shares, or reduce its issued share capital, subject to the provisions of the Companies Act 1985. Carnival may also purchase Carnival Shares. Under the terms of the DLC Documents, no Buy-backs of P&O Princess Shares shall be made in the two year period following the date on which the Carnival DLC is implemented. After expiration of the initial two year period, for each of the next three years no Buy-backs of P&O Princess Shares shall be made in excess of 5 per cent. per year of the issued P&O Princess Shares (calculated as at the first day in such annual period). Thereafter, there shall be no restriction on the number of P&O Princess Shares which may be the subject of a Buy-back. These restrictions may be varied by a Class Rights Action as described in Appendix II. There will be no restrictions in the DLC Documents on the number of Carnival Shares which may be the subject of Buy-backs.

3.10     TERMINATION AMOUNT

The Implementation Agreement will include a provision for a termination amount equal to 1 per cent. of P&O Princess' market capitalisation (on the date the Implementation Agreement is executed) to be paid by Carnival or P&O Princess in certain circumstances. Further details are set out in Appendix II.

4.       BENEFITS OF THE PROPOSED COMBINATION OF CARNIVAL AND P&O PRINCESS

A combination of Carnival and P&O Princess will create a leading global vacation and leisure company with a wide portfolio of complementary brands, both by geography and product offering, and will include some of the best known and respected cruise brands globally. This will allow the Carnival DLC to offer a wider range of vacation choices for its customers and will enhance its ability to attract customers from land-based vacations to cruise vacations.

Under the Carnival DLC the economic interests and incentives of Carnival and P&O Princess will be aligned under a unified executive management team and identical boards. Carnival believes that there will be significant benefits in sharing the best practices of the two management teams across the combined enterprise.

Carnival expects that the Carnival DLC will generate significant synergies to the benefit of both shareholders and customers. These savings are expected to come from the sharing of best practices to achieve efficiencies from, INTER ALIA, purchasing, marketing and also from rationalising support operations in locations served by both companies. Carnival and P&O Princess have not yet discussed synergies in detail and, accordingly, Carnival has not revised its previously announced cost saving estimate of at least $100 million on an annualised basis, in the first full financial year following completion of the transaction. Carnival has conducted an update of its analysis to reconfirm this estimate, further details of which are set out in Appendix III.

The Carnival DLC will benefit from the financial flexibility of a strong operating cash flow and modest leverage, resulting in a strong balance sheet and investment grade credit rating.

5.       EMPLOYEES

The combination of Carnival and P&O Princess will offer employees exciting career prospects. Employees of the Carnival DLC will benefit from a larger operating platform and a business of greater international size and scope. Carnival confirms that the existing employment rights, including pension rights, of P&O Princess employees will be fully safeguarded. Carnival does not expect that there will be significant redundancies arising from the implementation of the Carnival DLC Proposal.

6.       APPROVALS REQUIRED BY REGULATORY AUTHORITIES

Carnival, P&O Princess and their respective advisers have had detailed discussions with the Panel regarding the Carnival DLC Proposal. The Panel has consented to the making of this announcement. The Panel has confirmed that, on the basis of information currently available to it, following establishment of the proposed Carnival DLC, neither P&O Princess nor Carnival will be companies to which the Takeover Code applies. Certain of the protections which would apply to shareholders under the Takeover Code will be reflected in provisions in the DLC Documents, further details of which are contained in paragraph 3.8 above.

Carnival and its advisers have had detailed discussions with the UKLA regarding the Carnival DLC Proposal. Carnival understands that P&O Princess has also had similar discussions with the UKLA. Based on these discussions, Carnival believes that, subject to normal document review, the UKLA will approve the issue by P&O Princess of the circular to P&O Princess Shareholders convening the P&O Princess EGM.

Carnival has received clearance from the EC and the FTC for the combination of its business with that of P&O Princess, pursuant to the Increased Offer. Carnival has been advised that the FTC clearance is also applicable to a combination accomplished pursuant to the Carnival DLC Proposal and, therefore, that Carnival is not required to undergo any further regulatory process in the US in relation to the Carnival DLC Proposal. Carnival may be required to submit to the EC a further filing for clearance of the combination pursuant to the Carnival DLC Proposal. Carnival has been advised that there is no reason why the EC's appraisal of the Carnival DLC Proposal would in any way differ from its appraisal of the Increased Offer. Accordingly, Carnival expects to receive a clearance decision from the EC during the first quarter of 2003.

7.       SHAREHOLDER APPROVAL PROCESS AND TIMETABLE

Carnival expects that the earliest date on which P&O Princess would recommend the Carnival DLC is in early January 2003, and that completion would then occur during the first quarter of 2003.

The implementation of the Carnival DLC requires the approval of the shareholders of Carnival and of P&O Princess. Carnival expects that once the Pre-conditions have been satisfied or waived, appropriate documentation will be sent to both P&O Princess Shareholders and Carnival Shareholders, which will include further information on the proposed combination and which will seek their approval for the combination. The documents will also include a form enabling P&O Princess Shareholders to elect for Carnival Shares under the Partial Share Offer.

Micky Arison and certain entities related to the Arison family have entered into undertakings under which they will be required to cause shares representing approximately 45 per cent. of the voting rights in Carnival to vote in favour of the resolutions required to implement the Carnival DLC at the requisite Carnival shareholder meeting. Such undertakings are irrevocable except in circumstances where the Carnival DLC proposal is withdrawn or lapses.

8.       EXISTING INCREASED OFFER

Carnival has received consent from the Panel that it will no longer be obliged to, and will not, post its Increased Offer to P&O Princess Shareholders if the Pre-conditions to the Carnival DLC Proposal are satisfied or waived by 10 January 2003. Carnival will, however, be obliged to proceed with its Increased Offer if the Pre-conditions to the Carnival DLC Proposal are neither satisfied nor waived by 10 January 2003 or if the confirmations from P&O Princess Shareholders referred to in paragraph 2 have not been received by the Panel prior to 10 January 2003.

In addition, Carnival will be entitled to withdraw the Carnival DLC Proposal if prior to 10 January 2003 (i) a Competing Proposal is announced; (ii) the P&O Princess Board recommends a competing offer (including a DLC offer); or (iii) the P&O Princess Board announces that it does not intend to recommend the Carnival DLC. If Carnival withdraws the Carnival DLC Proposal in any of the circumstances described above, Carnival will, and will be obliged to, proceed with its Increased Offer.

If the Pre-conditions are satisfied or waived by 10 January 2003, Carnival will enter into the Implementation Agreement, and will not be obliged to, and will not, proceed with the Increased Offer. However, if the Implementation Agreement is terminated thereafter, Carnival will proceed with the Increased Offer, unless the termination has been as a result of (i) P&O Princess Shareholders voting against the resolutions required to implement the Carnival DLC Proposal at an EGM of P&O Princess; or (ii) a condition of the Implementation Agreement being invoked which Carnival notifies the Panel it would invoke in relation to the conditions of the Increased Offer, such invocation requiring the consent of the Panel in accordance with Note 2 to Rule 13 of the Takeover Code. In particular, Carnival will proceed with its Increased Offer where the Implementation Agreement has been terminated by Carnival as a result of the P&O Princess Board withdrawing or adversely modifying its recommendation of the Carnival DLC or because a Competing Proposal is announced.

9.       CONDITIONS OF THE PARTIAL SHARE OFFER

The conditions of the Partial Share Offer are set out in Part B of Appendix I. In particular, the Partial Share Offer is conditional upon completion of the Carnival DLC. A P&O Princess Shareholder will be able to elect for the Partial Share Offer, whether or not such shareholder has voted in favour of the resolutions to implement the Carnival DLC. Application will be made for the New Carnival Shares to be issued under the Partial Share Offer to be admitted to listing on the New York Stock Exchange.

10.      INTERESTS IN P&O PRINCESS SHARES

Neither Carnival, nor any of the directors of Carnival, nor, so far as Carnival is aware, any other party acting in concert with Carnival, owns or controls any P&O Princess Shares or holds any option to purchase any

P&O Princess Shares or has entered into any derivatives referenced to P&O Princess Shares, except that Mr A. Kirk Lanterman, a director and executive officer of Carnival, owns approximately 10,000 P&O Princess Shares.

11.      OTHER

The establishment of the Carnival DLC Proposal is subject to the applicable provisions of the Takeover Code. In particular, in accordance with Rule 13 of the Takeover Code, neither Carnival nor P&O Princess may rely on a condition to the Implementation Agreement as a reason not to proceed with completion of the Carnival DLC, without prior consent from the Panel. Termination of the Implementation Agreement by Carnival on the grounds that a Competing Proposal has been announced will not be subject to the prior consent of the Panel.

Following implementation of the Carnival DLC it is intended to conform the financial year ends of both P&O Princess and Carnival.

Certain additional details relating to the structure of the Carnival DLC are set out in Appendix II. The definitions used in this announcement are contained in Appendix IV. The sources and bases of information used in this announcement are contained in Appendix V.

The Carnival DLC will be implemented by the DLC Documents being entered into or becoming effective. Copies of the negotiated form of the DLC Documents will be available as soon as practicable following this announcement on Carnival's website at www.carnivalcorp.com and at the website maintained by the SEC at www.sec.gov. In addition, copies may be inspected from the date of this announcement during usual business hours on any weekday at the offices of Herbert Smith, Exchange House, Primrose Street, London, EC2A 2HS.

This announcement does not constitute an offer or an invitation to acquire shares or securities.


ENQUIRIES:

CARNIVAL                                Telephone: +44 20 7831 3113
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
Mark Brooker
Stuart Faulkner
Rachel Monk

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez
Philip Ellick

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Increased Offer and Carnival DLC Proposal and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Increased Offer and Carnival DLC Proposal.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the City Code to disclose to a Regulated Information Service ("RIS") and the Panel of every dealing in such securities during the period from 16 December 2001, the date of the announcement of the original Offer, until the date of the P&O Princess EGM or, if the Increased Offer is made, until the first closing date of the Increased Offer (or, if later, the date on which the Increased Offer becomes, or is declared, unconditional as to acceptances or lapses). Dealings by Carnival or P&O Princess or by their respective "associates" (within the definitions set out in the City Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial advisor immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be registered with a RIS (e.g. the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057)) and to the Panel (fax number: +44 20 7256 9386).

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival Corporation has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume,", "believe," "expect," "forecast," "future," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, pricing, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, adverse media publicity and the availability of air service; shifts in consumer booking patterns; increases in vacation industry capacity, including cruise capacity; continued availability of attractive port destinations; changes in tax laws and regulations; changes and disruptions in equity, financial and insurance markets; Carnival's financial and contractual counterparties' ability to perform; Carnival's ability to implement its brand strategy; Carnival's ability to implement its shipbuilding program and to continue to expand its business worldwide; Carnival's ability to attract and retain shipboard crew; changes in foreign currency and interest rates and increases in security, food, fuel, and insurance costs; delivery of new ships on schedule and at the contracted prices; weather patterns and natural disasters; unscheduled ship repairs and drydocking; incidents involving cruise ships; impact of pending or threatened litigation; Carnival's ability to implement successfully cost improvement plans; the continuing financial viability and/or consolidation of Carnival's travel agent distribution system; Carnival's ability to integrate successfully business acquisitions and changes in laws and regulations applicable to Carnival.

These risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4, A PROXY STATEMENT ON SCHEDULE 14A AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF ITS CARNIVAL DLC PROPOSAL TO ACQUIRE P&O PRINCESS CRUISES PLC. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE CARNIVAL DLC PROPOSAL. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS AFTER THE FORM S-4 HAS BEEN DECLARED EFFECTIVE BY the SEC. CARNIVAL PLANS TO MAIL THE PROXY STATEMENT TO ITS SHAREHOLDERS AT OR ABOUT THE SAME TIME. THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE CARNIVAL DLC PROPOSAL AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE CARNIVAL DLC PROPOSAL CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE CARNIVAL DLC PROPOSAL. THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER AND/OR CARNIVAL DLC PROPOSAL WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER AND/OR CARNIVAL DLC PROPOSAL WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428.

IN ADDITION TO THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE CARNIVAL DLC PROPOSAL, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

THE IDENTITIES OF THE PARTICIPANTS IN THE SOLICITATION OF CARNIVAL SHAREHOLDERS FOR PURPOSES OF RULE 14a-12(a)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THEIR INTERESTS IN THE OFFER AND THE TRANSACTIONS RELATED TO IT ARE SET FORTH IN APPENDIX VI TO THIS ANNOUNCEMENT.

                                   APPENDIX I

                     PART A. CONDITIONS OF THE CARNIVAL DLC

Implementation of the Carnival DLC will be subject to the conditions set out in the Implementation Agreement being satisfied or waived by 30 September 2003 and which are summarised below:

1.       Shareholder approvals

         (a) The approval, at an extraordinary general meeting of P&O Princess, of the resolutions required to implement the Carnival DLC by not less than three-quarters of the votes attaching to P&O Princess Shares that are cast at that meeting; and

         (b) The approval, at a meeting of Carnival Shareholders, of the resolutions required to implement the Carnival DLC by not less than a majority of the votes attaching to the outstanding Carnival Shares.

2.       Approval of P&O Princess circular by UKLA

         The UKLA approving the circular to P&O Princess Shareholders convening the P&O Princess EGM.

3.       Effectiveness of all registration statements

         All registration statements required by the SEC in connection with the Carnival DLC Proposal being declared effective by the SEC and remaining effective and not being the subject of a stop order or other proceeding by the SEC to suspend their effectiveness.

4.       Regulatory approvals

         If required, approval of the Carnival DLC Proposal by the EC pursuant to EC Merger Regulation 4064/89.

5.       No change in law or order restricting the Carnival DLC

         The absence of action, or threatened action, by any governmental enterprise of competent jurisdiction that restrains, enjoins or otherwise prohibits the completion or performance of, or materially adversely affects, the Carnival DLC and the other transactions contemplated by the Implementation Agreement.

6.       Effectiveness of each company's new constitutional documents

         (a) The new P&O Princess memorandum and articles of association to be adopted pursuant to the resolutions referred to in paragraph 1(a) above having become effective; and

         (b) The new Carnival articles and by-laws to be adopted pursuant to the resolutions referred to in paragraph 1(b) above having become effective.

7.       Partial Share Offer

         The Partial Share Offer becoming unconditional (save for Condition 1 of the Partial Share Offer regarding the completion of the Implementation Agreement).

P&O Princess' obligation to complete the Carnival DLC is also subject to the satisfaction or waiver of the following conditions precedent:

1.       Representations and warranties and covenants of Carnival

         The representations and warranties of Carnival set out in the Implementation Agreement, as qualified therein by applicable materiality thresholds, being true and correct as of the date of the Implementation Agreement and as of the effective time of Completion, and Carnival having performed in all material respects its obligations under the Implementation Agreement, and P&O Princess having received an officer's certificate of Carnival to such effect. The representations and warranties cover amongst other things share capital structure, authority to enter into agreements, accuracy of published financial information, litigation and absence of material change.

2.       Carnival third party consents

         Carnival having obtained all third party consents or approvals necessary to complete the Carnival DLC, other than those the failure of which to obtain such consent or approval is not reasonably likely to have a material adverse effect on Carnival or the completion of the transactions contemplated by the Implementation Agreement.

3.       Carnival Special Voting Share

         Carnival having issued the Carnival Special Voting Share.

4.       DLC Documents

         Each of the agreements required for the implementation of the Carnival DLC having been executed and delivered by the parties thereto (other than P&O Princess) in the form agreed by the parties pursuant to the Implementation Agreement.

Carnival's obligation to complete the Carnival DLC is also subject to the satisfaction or waiver of the following conditions precedent:

1.       Representations and warranties and covenants of P&O Princess

         The representations and warranties of P&O Princess set out in the Implementation Agreement, as qualified therein by applicable materiality thresholds, being true and correct as of the date of the Implementation Agreement and as of the effective time of Completion, and P&O Princess having performed in all material respects its obligations under the Implementation Agreement, and Carnival having received an officer's certificate of P&O Princess to such effect. The representations and warranties of P&O Princess cover the same matters as the Carnival representations and warranties referred to above.

2.       P&O Princess third party consents

         P&O Princess having obtained all third party consents or approvals necessary to consummate the Carnival DLC, other than those the failure of which to obtain such consent or approval is not reasonably likely to have a material adverse effect on P&O Princess or the completion of the transactions contemplated by the Implementation Agreement.

3.       P&O Princess Special Voting Share

         P&O Princess having issued the P&O Princess Special Voting Share.

4.       DLC Documents

         Each of the agreements required for the implementation of the Carnival DLC having been executed and delivered by the parties thereto (other than Carnival) in the form agreed by the parties pursuant to the Implementation Agreement.

                  PART B. CONDITIONS OF THE PARTIAL SHARE OFFER

The Partial Share Offer will be conditional on:

1. the Carnival DLC having been completed under the terms of the Implementation Agreement;

2. all registration statements required by the SEC in connection with the Carnival DLC Proposal being declared effective by the SEC and remaining effective and not being the subject of a stop order or other proceeding by the SEC to suspend their effectiveness;

3. the New York Stock Exchange agreeing to list the New Carnival Shares, subject only to official notice of issuance;

4. there not being outstanding any governmental action or court order which would or might make the Partial Share Offer or the acquisition of any P&O Princess Shares void, illegal or unenforceable or materially and adversely affect the assets, business, profits or prospects of any member of the wider Carnival Group or of any member of the wider P&O Princess Group; and

5. all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals ("Authorisations") necessary in any jurisdiction for, or in respect of, the Partial Share Offer having been obtained, in terms and in a form reasonably satisfactory to Carnival, from all necessary governmental entities and from any relevant persons or bodies with whom any member of the wider Carnival Group or the wider P&O Princess Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect at the time at which the Partial Share Offer becomes unconditional in all respects.

Carnival reserves the right to waive, in whole or in part, either or both of Conditions 4 and 5.

Invocation of Conditions 4 and 5 of the Partial Share Offer will be subject to the approval of the Panel under Note 2 to Rule 13 of the Takeover Code.

                                   APPENDIX II

                   CERTAIN TERMS OF THE CARNIVAL DLC PROPOSAL

1.       Joint Electorate and Class Rights Actions

         Under the terms of the DLC Documents, special voting arrangements will be implemented so that the shareholders of Carnival and P&O Princess will vote together as a single decision making body on Joint Electorate Actions which will be all matters submitted to a shareholder vote other than those designated as Class Rights Actions or resolutions on procedural or technical matters. The relative voting rights of the P&O Princess Shares and Carnival Shares will be determined by the Equalisation Ratio. Based on an Equalisation Ratio of 1:1, each Carnival Share will have the same voting rights as one P&O Princess Share on Joint Electorate Actions. Joint Electorate Actions will include (i) the appointment, removal or re-election of any director of Carnival or P&O Princess or both of them; (ii) if required by law, the receipt or adoption of the annual accounts of both companies; (iii) the appointment or removal or the auditors of either company; (iv) a change of name by P&O Princess or Carnival, or both of them; or (v) the implementation of a Mandatory Exchange described in section 2 below.

         In the case of certain actions in relation to which the two bodies of shareholders may have divergent interests, to be known as Class Rights Actions, the company wishing to carry out the Class Rights Action would require the prior approval of shareholders in both companies each voting separately as a class. The matters which will require approval as a Class Rights Action will be (i) the voluntary liquidation, dissolution or winding up of either company for which shareholder approval is required, (other than as part of the liquidation of both companies at or around the same time provided that such liquidation is not for the purpose of reconstituting the business in one or more successor entities); (ii) the adjustment to the Equalisation Ratio, other than in accordance with the Equalisation and Governance Agreement; (iii) the sale, lease, exchange or other disposition of all or substantially all of the assets of either company other than a bona fide commercial transaction for valid business purposes and at fair market value and not as part of a proposal, the primary purpose of which is to collapse or unify the Carnival DLC structure; (iv) any amendment, removal or alteration of any of the provisions of P&O Princess' articles of association and Carnival's by-laws and articles which entrench certain core provisions of the Carnival DLC structure;
         (v) any amendment or termination of the principal agreements pursuant to which the Carnival DLC is implemented; (vi) any change to the tax related provisions of the Carnival articles that would be likely to trigger a Mandatory Exchange as described in 2 below; and (vii) anything which the boards of both companies agree should be approved as a Class Rights Action.

         These voting arrangements will be implemented by embedding them in the DLC Documents and through the issue of a Special Voting Share by each company.

2.       Mandatory Exchange

         In certain limited circumstances (described in (a) or (b) below) following implementation of the Carnival DLC, P&O Princess Shares, other than those held by Carnival, may be subject to a mandatory exchange for Carnival Shares at the then prevailing Equalisation Ratio.

         (a) If there is a change in applicable tax laws, rules or regulations or their application or interpretation, and, based on a legal opinion and after using commercially reasonable efforts to explore available alternatives, and the P&O Princess Board shall have reasonably determined that:

                  o the change is reasonably likely to have a material adverse effect on the Carnival DLC;

                  o it is reasonably likely that the material adverse effect would be eliminated or substantially reduced by a mandatory exchange; and

                  o the material adverse effect would not be substantially eliminated by any commercially reasonable alternative to a mandatory exchange;

         then, with the approval of 66 2/3 per cent. of the shareholders of P&O Princess and Carnival (voting on a Joint Electorate Action), the mandatory exchange will occur.

         (b)      In addition, if:

                  o there is a change in the applicable non-tax laws, rules or regulations or their application or interpretation, as a result of which the P&O Princess Board has reasonably determined and having received a legal opinion, that it is reasonably likely that all or a substantial portion of the DLC Documents are unlawful, illegal or unenforceable; or

                  o a court or other governmental entity has issued a ruling, judgement, decree or order, which has been appealed to the extent the P&O Princess Board deems reasonably appropriate, holding that all or a substantial portion of the DLC Documents are unlawful, illegal or unenforceable;

         and the P&O Princess Board, based on a legal opinion and after using commercially reasonable efforts to explore the available alternatives to the mandatory exchange, has reasonably determined that:

         o the legal basis for the illegality or unenforceability would be eliminated by a mandatory exchange;

         o the illegality or unenforceability could not be eliminated by amendments to the DLC Documents that would not materially and adversely affect the rights of the shareholders of P&O Princess and Carnival, taken together or in relation to each other; and

         o the change in law or the ruling, judgment, decree or order is reasonably likely to be enforced in a way that will have a material adverse effect on the Carnival DLC;

         then, if the P&O Princess Board decide, the mandatory exchange will occur.

3.       Termination amount

         If the Implementation Agreement is terminated:

o by either Carnival or P&O Princess because of the failure of P&O Princess Shareholders to approve the Carnival DLC Proposal and a third-party acquisition proposal for P&O Princess exists at the time of the P&O Princess Shareholders meeting; or

o        by Carnival because:

         o the P&O Princess Board has withdrawn or adversely modified its recommendation of the Carnival DLC or has resolved to take any such action or failed to reconfirm that recommendation upon request by Carnival; or

         o P&O Princess or the P&O Princess Board has recommended a superior third-party acquisition proposal for P&O Princess; or

         o P&O Princess has breached its obligations under the Implementation Agreement not to solicit another acquisition proposal for P&O Princess;

         then P&O Princess will be required to pay a termination amount to Carnival equal to 1 per cent. of P&O Princess' market capitalisation (on the date the Implementation Agreement is executed) if a third-party acquisition proposal with respect to P&O Princess is completed within 18 months of the date of the Implementation Agreement.

         If the Implementation Agreement is terminated:

         o by either Carnival or P&O Princess because of the failure of Carnival Shareholders to approve the Carnival DLC Proposal and a third-party acquisition proposal for Carnival exists at the time of the Carnival Shareholders meeting; or

         o        by P&O Princess because:

         o the Carnival Board has withdrawn or adversely modified its recommendation of the Carnival DLC or has resolved to take any such action or failed to reconfirm that recommendation upon request by P&O Princess;

         o Carnival or the Carnival Board has recommended a superior third-party acquisition proposal for Carnival; or

         o Carnival has breached its obligations under the Implementation Agreement not to solicit another acquisition proposal for Carnival;

         then Carnival will be required to pay a termination amount to P&O Princess equal to 1 per cent. of P&O Princess' market capitalisation (on the date the Implementation Agreement is executed) if a third party acquisition proposal with respect to Carnival is completed within 18 months of the date of the Implementation Agreement.

                                  APPENDIX III

                           ESTIMATED COST SAVINGS FROM
                        CARNIVAL'S DLC WITH P&O PRINCESS

Carnival has conducted an update of its analysis to reconfirm its statement of estimated cost savings announced and reported on 24 January 2002.

In estimating these cost savings, Carnival has not had access to P&O Princess' non-public financial information. However, Carnival's senior management has conducted an assessment of P&O Princess' business relative to Carnival and has identified areas of likely productivity differences between Carnival and P&O Princess.

Carnival expects its combination with P&O Princess through the Carnival DLC will result in cost savings of at least $100 million on an annualised basis, in the first full financial year following completion of the transaction.

Carnival expects that these cost savings will be generated principally through the application of Carnival's proven best practices to P&O Princess and does not anticipate that significant revenue synergies will be available. One time cash costs of achieving these synergies are expected to be approximately $30 million.

SOURCES OF SYNERGIES

Carnival expects that the majority of cost savings will come from the following areas:

1. Cost of sales and procurement - the application of Carnival's procurement practices to enhance the Carnival DLC's purchasing rates, particularly in respect of food and beverage, hotel supplies, concessions, excursions and port calls;

2. Rationalisation of Alaskan land based assets - a reduction in duplicated costs from the combined support infrastructure of P&O Princess' and Carnival's Alaskan land based operations; and

3. Selling, general and administrative costs - includes savings from insurance, advertising, payroll and other administrative costs.

These savings will be generated for the benefit of both shareholders and customers. Carnival believes that the opportunities for employees will be enhanced within the combined group and does not anticipate that there will be significant redundancies as a result of this rationalisation.

The above estimate by Carnival has been reported on under the Takeover Code by Ernst & Young and Carnival's financial advisers (Merrill Lynch and UBS Warburg), as set out in this Appendix III.

The above statement of estimated cost savings should be read in conjunction with the notes below.

                  NOTES TO STATEMENT OF ESTIMATED COST SAVINGS

(i) The estimated cost savings in the announcement should not be interpreted to mean that the earnings per share of either company in the Carnival DLC for the current or future financial years will necessarily match or exceed their respective historical published earnings per share;

(ii) In arriving at this estimate, the Carnival Board has assumed that there are comparable operations, processes and procedures within P&O Princess as within Carnival, except where publicly available information clearly indicates otherwise. In addition to Carnival management information, Carnival has used the following sources of information in arriving at this statement:

         o P&O Princess' annual report and accounts and the annual report and accounts of its former parent, P&O

         o        P&O Princess' quarterly results;

         o        P&O Princess' presentations to analysts and investors;

         o documents and statements issued by P&O Princess in connection with its proposed merger with Royal Caribbean and in connection with its defence against the Carnival offer;

         o        brokers' research;

         o        other public information; and

         o        Carnival's knowledge of the industry and of P&O Princess.

(iii) In arriving at this estimate set out above, the Carnival Board has assumed that there will be no significant impact on the business of the Carnival DLC arising from any decisions made by competition authorities;

(iv) The Carnival Board has not had access to the information provided to Royal Caribbean by P&O Princess, nor has it been able to discuss the reasonableness of the assumptions supporting this estimate of cost savings with P&O Princess' management. Therefore there remain inherent risks in this forward-looking estimate; and

(iv) Due to this inequality of information and the scale of the combined Carnival and P&O Princess operations, there may be additional changes to the operating procedures of the Carnival DLC. As a result, and the fact that the changes relate to the future, the resulting cost savings may be materially greater or less than those estimated.

                            LETTER FROM ERNST & YOUNG

Set out below is the text of a letter from Ernst & Young relating to the Carnival statement of estimated cost savings above:

                                                        Ernst & Young
                                                        Becket House
                                                        1 Lambeth Palace Road
                                                        London
                                                        SE1 7EU
The Directors
Carnival Corporation
Carnival Place
3655 Northwest 87th Avenue
Miami
FL 33178-2428

UBS Warburg Ltd.
1 Finsbury Avenue
London
EC2M 2PP

Merrill Lynch International
2 King Edward Street
London
EC1A 1HQ

24 October 2002

Dear Sirs

ANNOUNCEMENT IN CONNECTION WITH THE PRE-CONDITIONAL CARNIVAL DLC PROPOSAL TO FORM A DUAL LISTED COMPANY WITH P&O PRINCESS CRUISES PLC ("P&O PRINCESS") (THE "TRANSACTION")

We refer to the statement regarding the estimate of cost savings (the "Statement") made by Carnival Corporation ("Carnival") set out in this announcement.

RESPONSIBILITY

The Statement is the responsibility of the Directors of Carnival (the "Directors"). It is our responsibility and that of UBS Warburg Ltd. ("UBSW") and Merrill Lynch International ("Merrill Lynch") to form respective opinions, as required by Note 8(b) to Rule 19.1 of the City Code on Takeovers and Mergers (the "Takeover Code"), as to whether the Statement has been made by Carnival with due care and consideration.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board.

We have reviewed the relevant bases of belief (including sources of information) and calculations underlying the Statement. We have discussed the Statement together with the relevant bases of belief (including sources of information) with the Directors and those officers and employees of Carnival who developed the underlying plans and with UBSW and Merrill Lynch. Our work did not involve any independent examinations of any of the financial or other information underlying the Statement.

We do not express any opinion as to the achievability of the cost savings identified by the Directors.

OPINION

In our opinion, based on the foregoing, the Statement has been made with due care and consideration, in the context in which it was made.

Our work in connection with the Statement has been undertaken solely for the purposes of reporting under Note 8(b) to Rule 19.1 of the Takeover Code to the Directors, to UBSW and to Merrill Lynch. We accept no responsibility to P&O Princess or its shareholders or any other person (other than the Directors, UBSW and Merrill Lynch) in respect of, arising out of or in connection with that work.

Yours faithfully



Ernst & Young LLP

                    LETTER FROM MERRILL LYNCH AND UBS WARBURG

Set out below is the text of a letter from Merrill Lynch and UBS Warburg relating to the Carnival statement of estimated cost savings above:

Merrill Lynch International                             UBS Warburg Ltd.
2 King Edward Street                                    1 Finsbury Avenue
London                                                  London
EC1A 1HQ                                                EC2M 2PP
Registered in England                                   Registered in England
No. 2312079                                             No. 2035362

The Directors
Carnival Corporation
Carnival Place
3655 Northwest 87th Avenue
Miami FL 33178-2428

24 October 2002

Dear Sirs

PRE-CONDITIONAL CARNIVAL DLC PROPOSAL TO FORM A DUAL LISTED COMPANY WITH P&O PRINCESS CRUISES PLC ("P&O PRINCESS")

We refer to the statement of estimated cost savings (the "Statement") made by Carnival Corporation ("Carnival") set out in this announcement for which the Directors of Carnival are solely responsible.

We have discussed the Statement, together with the relevant bases of belief (including sources of information), with the Directors of Carnival and those officers and employees of Carnival who developed the underlying plans. We have also reviewed the work carried out by Ernst & Young and have discussed with them the conclusions stated in their letter of 24 October 2002 addressed to yourselves and ourselves on this matter.

We have relied upon the accuracy and completeness of all the financial and other information reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this letter.

We do not express any opinion as to the achievability of the estimated cost savings identified by Carnival.

This letter is provided solely to the Directors of Carnival in connection with
Note 8 (b) of Rule 19.1 of the City Code on Takeovers and Mergers and for no other purpose. We accept no responsibility to P&O Princess or its shareholders or any other person other than the Directors of Carnival in respect of this letter.

On the basis of the foregoing, we consider that the Statement, for which the Directors of Carnival are solely responsible, has been made with due care and consideration in the context in which it was made.

Yours faithfully


For and on behalf of                            For and on behalf of
Merrill Lynch International                     UBS Warburg Ltd.

Kevin J. Smith                                  Mihiri Jayaweera
Managing Director                               Executive Director

                                                Hugo Robinson
                                                Director

                                   APPENDIX IV

                                   DEFINITIONS

"Board" the board of directors of Carnival or P&O Princess as the context may require

"Buy-back"                      a purchase by Carnival of P&O Princess Shares,
                                or a purchase by P&O Princess of Carnival Shares or a purchase by P&O Princess of its own shares or a reduction by P&O Princess of its issued share capital

"Carnival"                      Carnival Corporation

"Carnival Board"                the board of directors of Carnival

"Carnival DLC"                  the proposed combination of Carnival and P&O
                                Princess under a dual listed company structure

"Carnival DLC Proposal"         Carnival's proposal to form a dual listed
                                company structure with P&O Princess and to make the Partial Share Offer

"Carnival Group"                Carnival, its subsidiaries and its subsidiary
                                undertakings

"Carnival Shareholders"         holders of Carnival Shares

"Carnival Shares"               shares of common stock of Carnival of $0.01 each

"Class Rights Actions"          actions specified as such due to the divergent
                                interests of shareholders and which accordingly require the prior approval of shareholders in both companies, each voting as a separate class

"Competing Proposal"            the announcement by a third party of a firm
                                intention (whether or not subject to a
                                pre-condition) to make an offer, in accordance with the Takeover Code, for P&O Princess
                                (including a proposal for a DLC with P&O
                                Princess) which offer, in Carnival's reasonable opinion, acting in good faith and after consultation with its financial advisers, the nature of such advice having been communicated to P&O Princess, is likely to be more attractive to P&O Princess Shareholders than the Carnival
                                DLC Proposal

"Completion"                    the time at which the steps in the
                                Implementation Agreement to implement the
                                Carnival DLC have been completed

"Conditions"                    the conditions set out in Part A or Part B of
                                Appendix I of this announcement as the case may be

"DLC"                           dual listed company

"DLC Documents"                 the documents required to implement the Carnival
                                DLC Proposal which will include the
                                Implementation Agreement, the Equalisation and
                                Governance Agreement, deed poll guarantees, the special voting deed, the Carnival voting agreement, the amended memorandum and amended articles of association of P&O Princess, the third amended and restated articles of incorporation of Carnival and the amended and restated by-laws of Carnival

"EC"                            the European Commission

"Equalisation and Governance    the agreement to be entered into between P&O
Agreement"                      Princess and Carnival pursuant to the
                                Implementation Agreement specifying the
                                Equalisation Ratio and various other matters relating to the Carnival DLC

"Equalisation Ratio"            the ratio of (i) one Carnival share to (ii) that
                                number of P&O Princess Shares that have the same rights to distributions of income and capital and voting rights as 3.3289 P&O Princess Shares.
                                Taking into account the effect of the proposed reorganisation of P&O Princess Shares, the Equalisation Ratio upon Completion will be 1:1, such that one Carnival Share will have rights to income and capital and voting rights equivalent to those of one P&O Princess Share

"FTC"                           the US Federal Trade Commission

"Implementation Agreement"      the proposed agreement between Carnival and P&O
                                Princess to implement the Carnival DLC

"Increased Offer"               the pre-conditional offer for P&O Princess
                                announced by Carnival on 7 February 2002

"Joint Venture Agreement"       the joint venture agreement entered into between
                                P&O Princess, Royal Caribbean and JOEX Limited on 19 November 2001

"London Stock Exchange"         London Stock Exchange plc

"Merrill Lynch"                 Merrill Lynch International

"New Carnival Shares"           Carnival Shares to be issued in connection with
                                the Partial Share Offer

"NYSE"                          the New York Stock Exchange, Inc.

"Panel"                         the Panel on Takeovers and Mergers

"Partial Share Offer"           the proposed partial offer to be made to acquire
                                up to 20 per cent. of P&O Princess' share capital on the basis of 0.3004 New Carnival
                                Shares for each P&O Princess Share

"P&O Princess"                  P&O Princess Cruises plc

"P&O Princess ADSs"             American depositary shares, each representing
                                four underlying P&O Princess Shares

"P&O Princess Board"            the board of directors of P&O Princess

"P&O Princess EGM"              the extraordinary general meeting of P&O
                                Princess to be convened for the purpose of approving the Carnival DLC Proposal

"P&O Princess Group"            P&O Princess, its subsidiaries and its
                                subsidiary undertakings

"P&O Princess Shareholders"     holders of P&O Princess Shares

"P&O Princess Shares"           the existing unconditionally allotted or issued
                                and fully paid ordinary shares of US$0.50 each in the capital of P&O Princess (including those represented by P&O Princess ADSs but not, for avoidance of doubt, such ADSs) and any further such shares which are unconditionally allotted or issued and fully paid before Completion (or such earlier date(s) as Carnival may, subject to the Takeover Code, determine), including any such shares so unconditionally allotted or issued pursuant to the exercise of options granted under the P&O Princess employee share incentive plans

"Pre-conditions"                the pre-conditions to the posting of the
                                documents to P&O Princess Shareholders relating to the Carnival DLC Proposal set out in this announcement

"Royal Caribbean"               Royal Caribbean Cruises Ltd

"Royal Caribbean Proposal"      the proposed dual listed company transaction
                                between P&O Princess and Royal Caribbean described in the circular from P&O Princess to its shareholders dated 27 December 2001

"SEC"                           the United States Securities and Exchange
                                Commission

"Special Voting Share"          the special voting shares to be issued by each
                                of P&O Princess and Carnival to enable P&O
                                Princess Shareholders and Carnival Shareholders to vote on a combined basis at meetings of both companies

"Takeover Code"                 the City Code on Takeovers and Mergers

"UBS Warburg"                   UBS AG, acting through its business group UBS
                                Warburg or, where appropriate, its subsidiary, UBS Warburg Ltd.

"UKLA"                          the United Kingdom Listing Authority

"UK" or "United Kingdom"        the United Kingdom of Great Britain and Northern
                                Ireland

"US" or "United States"         the United States of America, its territories
                                and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction

"wider Carnival Group"          Carnival and any of its subsidiary undertakings
                                or any associated undertaking or company of which 20 per cent. or more of the voting capital is held by the Carnival Group or any partnership, joint venture, firm or company in which any member of the Carnival Group may be interested

"wider P&O Princess Group"      P&O Princess and any of its subsidiary
                                undertakings or any associated undertaking or company of which 20 per cent. or more of the voting capital is held by the P&O Princess Group or any partnership, joint venture, firm or company in which any member of the P&O Princess
                                Group may be interested

"(pound)" or "pounds sterling" the lawful currency of the United Kingdom or "pence" or "p"

"$" or "US dollars" or "cents"  the lawful currency of the United States of
                                America

                                   APPENDIX V

                        SOURCES AND BASES OF INFORMATION

Unless otherwise stated: (i) information relating to Carnival has been extracted from the relevant published audited financial statements and SEC filings of Carnival; and (ii) information relating to P&O Princess has been extracted from the relevant published annual reports and accounts, interim reports and SEC filings of P&O Princess.

Share prices for Carnival and P&O Princess are taken from Bloomberg.

The (pound)1:$1.5487 exchange rate is World Market Rate as published in the Financial Times on 23 October 2002.

The Carnival DLC "look through" value is based upon the Carnival closing price on 23 October 2002 of $26.00 and the 693,008,745 50 cent ordinary shares in issue as per the P&O Princess blocklisting interim review dated 21 May 2002.

The holdings of the equity in the Carnival DLC are based on 586,776,338 one cent Carnival ordinary shares in issue as per the 10Q of Carnival dated 31 August 2002 and the 693,008,745 50 cent ordinary shares in issue as per the P&O Princess blocklisting interim review dated 21 May 2002.

                                   APPENDIX VI

                      PARTICIPANTS INVOLVED IN SOLICITATION


The participants in the solicitation of Carnival Shareholders include the following directors of: Micky Arison (also Chairman of the Board of Directors and Chief Executive Officer of the Company), Shari Arison, Maks L. Birnbach, Richard G. Capen, Jr., Robert H. Dickinson (also President and Chief Operating Officer of Carnival Cruise Lines), Arnold W. Donald, James M. Dubin, Howard S. Frank (also Vice-Chairman of the Board of Directors and Chief Operating Officer of the Company), A. Kirk Lanterman (also Chairman and Chief Executive Officer of Holland America Line-Westours, Inc.), Modesto A. Maidique, Stuart Subotnick, Sherwood M. Weiser, Meshulam Zonis and Uzi Zucker.

In addition, the following persons may be participating in the solicitation:
Gerald R. Cahill (Senior Vice President Finance and Chief Financial Officer of the Company), Kenneth D. Dubbin (Vice President, Corporate Development of the Company), Lowell Zemnick (Vice President and Treasurer of the Company), Arnaldo Perez (Senior Vice President, General Counsel and Secretary of the Company), Elizabeth Roberts (Director Investor Relations of the Company) and Tim Gallagher (Vice President of Public Relations of Carnival Cruise Lines).

As of the date of this communication:

o Micky Arison beneficially owns approximately 38.7 per cent. of the outstanding common stock, par value $0.01 per share ("Common Stock"), of the Company;

o James M. Dubin, by virtue of being the sole shareholder of JMD Delaware, Inc. (the trustee of the Continued Trust for Shari Arison Dorsman, the Continued Trust for Micky Arison, the Continued Trust for Michael Arison, the MA 1997 Holdings Trust, the Marylin B. Arison Irrevocable Delaware Trust, and the 1999 Irrevocable Delaware Trust for Michael Arison), JMD Protector, Inc. (the protector of the Ted Arison 1994 Irrevocable Trust for Shari No.1 and the Ted Arison 1992 Irrevocable Trust for Lin No. 2) and Balluta Limited (the trustee of the Shari Arison Irrevocable Guernsey Trust), may be deemed to own beneficially approximately 25.2 per cent. of the outstanding Common Stock, as to which he disclaims beneficial ownership; and

o No other possible participant in the solicitation listed above beneficially owns greater than 1 per cent. of the outstanding Common Stock.

INCORPORATION BY REFERENCE

Carnival Corporation (the "Registrant") hereby incorporates into this filing under Rule 425 under the Securities Act of 1933 (and deemed filed under Rules 14d-2 and 14a-12 of the Securities Exchange Act of 1934) its Current Report on Form 8-K dated October 24, 2002, including the following exhibits thereto:

EXHIBIT           EXHIBIT DESCRIPTION
-------           -------------------

99.2 Form of Offer and Implementation Agreement between the Registrant and P&O Princess.

99.3 Form of Third Amended and Restated Articles of Incorporation of the Registrant.

99.4              Form of Amended and Restated Bylaws of the Registrant.

99.5              Form of Memorandum of Association of P&O Princess.

99.6              Form of Articles of Association of P&O Princess.

99.7 Form of Equalization and Governance Agreement between the Registrant and P&O Princess.

99.8 Form of Carnival Deed Poll Guarantee by the Registrant in favor of creditors.

99.9 Form of P&O Princess Deed Poll Guarantee by P&O Princess in favor of creditors.

99.10 Form of Carnival Deed Poll by the Registrant in favor of P&O Princess Shareholders.

99.11             Form of SVC Special Voting Deed.